SEC FILE NUMBER:
                                                                   000-51699

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): |X|Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_|Form N-SAR |_|Form 10-D   |_|Form N-CSR

For Period Ended:        September 30, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
CrossPoint Energy Company
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Full Name of Registrant

Electrum Mining Limited
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Former Name if Applicable

2801 Network Blvd., Suite 810
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Address of Principal Executive Office (Street and Number)

Frisco, Texas 75034
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Subsequent to the Registrant's fiscal year end on September 30, 2006, the Registrant completed a merger of one of its subsidiaries with CrossPoint Energy, LLC, a Texas limited liability company. As a result of such merger, the Registrant changed its business to the business of CrossPoint Energy, LLC. Registrant is unable to complete its report on Form 10-KSB within the prescribed time without unreasonable effort or expense due to, among other things, delays caused by the merger with CrossPoint Energy, LLC. Accordingly, Registrant needs the extension of time to complete its report on Form 10-KSB.

                         (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Daniel F. Collins              972                 818-1100
           -----------------       -----------------      ------------------
                 (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes |_|No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                    |_|Yes |X|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            CrossPoint Energy Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2006      By: /s/ Daniel F. Collins
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INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.